`

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )   *

Radius Health, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
750469207
(Cusip Number)
Michael B. Fisch Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
January 5, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 49 Pages
Exhibit Index Found on Page 47

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 570,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 570,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 604,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 604,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 102,900
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 102,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 87,900
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 87,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners V, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 57,600
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 57,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,046,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,046,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,046,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Farallon Capital (AM) Investors, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 43,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 43,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 8 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Farallon Capital F5 Master I, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 53,900
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 53,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 9 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Farallon Capital Management, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,200
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 10 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,513,900
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,513,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,513,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 11 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Farallon Institutional (GP) V, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 57,600
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 57,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 12 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Farallon F5 (GP), L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 53,900
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 53,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 13 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,605,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,605,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,605,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,605,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,605,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,605,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS David T. Kim
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,605,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,605,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,605,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,605,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,605,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,605,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Ravi K. Paidipaty
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,605,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,605,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,605,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,605,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,605,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,605,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS William Seybold
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,605,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,605,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Andrew J.M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,605,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,605,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS John R. Warren
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,605,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,605,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 49 Pages

13D
CUSIP No. 750469207

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,605,000 Shares, which is 6.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,605,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,605,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 26 of 49 Pages

Item 1.  Security and Issuer
This statement relates to shares of Common Stock, par value $0.0001 per share (the "Shares"), of Radius Health, Inc. (the "Company").  The Company's principal offices are located at 950 Winter Street, Waltham, MA 02451.

Item 2. Identity and Background

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

The Farallon Funds
(i)	Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it;

(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it;

(iii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Shares held by it;

(v)	Farallon Capital Institutional Partners V, L.P., a Delaware limited partnership ("FCIP V"), with respect to the Shares held by it;

(vi)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership ("FCOI II"), with respect to the Shares held by it;

(vii)	Farallon Capital (AM) Investors, L.P., a Delaware limited partnership ("FCAMI"), with respect to the Shares held by it; and

(viii)	Farallon Capital F5 Master I, L.P., a Cayman Islands exempted limited partnership ("F5MI"), with respect to the Shares held by it.

FCP, FCIP, FCIP II, FCIP III, FCIP V, FCOI II, FCAMI and F5MI are together referred to herein as the "Farallon Funds."

The Management Company

(ix)
Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Shares held by one or more accounts (the "Managed Accounts"), each as managed by the Management Company.

Page 27 of 49 Pages

The Farallon General Partner

(x)
Farallon Partners, L.L.C., a Delaware limited liability company (the "Farallon General Partner"), which is the general partner of each of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI and the sole member of the FCIP V General Partner (as defined below), with respect to the Shares held by each of the Farallon Funds other than F5MI.

The FCIP V General Partner

(xi)	Farallon Institutional (GP) V, L.L.C., a Delaware limited liability company (the "FCIP V General Partner"), which is the general partner of FCIP V, with respect to the Shares held by FCIP V.

The F5MI General Partner

(xii)	Farallon F5 (GP), L.L.C., a Delaware limited liability company (the "F5MI General Partner"), which is the general partner of F5MI, with respect to the Shares held by F5MI.

The Farallon Individual Reporting Persons
(xiii)
The following persons, each of whom is a managing member of both the Farallon General Partner and the Management Company, a manager or senior manager, as the case may be, of the FCIP V General Partner and a director and/or officer of the general partner of the sole member of the F5MI General Partner, with respect to the Shares held by the Farallon  Funds and the Managed Accounts:  Philip D. Dreyfuss ("Dreyfuss"), Michael B. Fisch ("Fisch"), Richard B. Fried ("Fried"), David T. Kim ("Kim"), Monica R. Landry ("Landry"), Michael G. Linn ("Linn"), Ravi K. Paidipaty ("Paidipaty"), Rajiv A. Patel ("Patel"), Thomas G. Roberts, Jr. ("Roberts"), William Seybold ("Seybold"), Andrew J.M. Spokes ("Spokes"), John R. Warren ("Warren") and Mark C. Wehrly ("Wehrly").

Dreyfuss, Fisch, Fried, Kim, Landry, Linn, Paidipaty, Patel, Roberts, Seybold, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."

(b) The address of the principal business office of (i) the Farallon Funds, the Management Company, the Farallon General Partner, the FCIP V General Partner and the F5MI General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.
(c) The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Management Company is that of a registered investment adviser.  The principal business of the Farallon General Partner is to act as the general partner of investment partnerships, including FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI, and as the sole
Page 28 of 49 Pages

member of investment partnership general partners, including the FCIP V General Partner. The principal business of the FCIP V General Partner is to act as the general partner of FCIP V. The principal business of the F5MI General Partner is to act as the general partner of F5MI. The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship of each of the Farallon Funds, the Management Company, the Farallon General Partner, the FCIP V General Partner and the F5MI General Partner is set forth above.  Each of the Farallon Individual Reporting Persons, other than Spokes, is a citizen of the United States.  Spokes is a citizen of the United Kingdom.
The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.
Item 3. Source and Amount of Funds or Other Consideration
The net investment cost (including commissions) for the Shares acquired by each of the Farallon Funds and the Managed Accounts is set forth below:
Entity	Shares Acquired	Approximate Net Investment Cost
FCP	570,300	$22,790,199
FCIP	604,700	$24,930,711
FCIP II	102,900	$4,364,365
FCIP III	87,900	$3,899,347
FCIP V	57,600	$2,414,809
FCOI II	1,046,700	$41,707,622
FCAMI	43,800	$1,803,319
F5MI	53,900	$2,595,454
Managed Accounts	37,200	$1,642,313
	2,605,000	106,148,139

The consideration for such acquisitions was obtained as follows:  (i) with respect to FCP, FCOI II, FCAMI, F5MI and the Managed Accounts, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by such entities at Goldman, Sachs & Co.; and (ii) with respect to FCIP, FCIP II, FCIP III and FCIP V, from working capital.  FCP, FCOI II, FCAMI, F5MI and one or more Managed Accounts hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances.  It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.
Page 29 of 49 Pages

Item 4. Purpose of Transaction
The purpose of the acquisition of the Shares is for investment.

                Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares or other securities of the Company, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Company or transfer or dispose of any or all of its Shares or other securities of the Company, depending in any case upon an ongoing evaluation of the Reporting Persons' investment in the Shares and/or such other securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Company which it may hold at any point in time.

Also, consistent with their investment intent, certain Reporting Persons may engage in communications regarding the Company with other persons, including, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company.  Such communications may relate, without limitation, to the Company's strategy, operations, capital structure, product pipeline, existing or contemplated partnerships, potential strategic alternatives and/or any current or future initiatives that may be proposed or adopted by the Company's management or board of directors. During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The Farallon Funds

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 43,111,107 Shares outstanding as of October 31, 2016, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2016.

(c)	The dates, number of Shares involved and the price per Share (including commissions) for all transactions in the Shares by the Farallon Funds in the past 60 days are set forth on Schedules A-H hereto and are incorporated herein by reference. All of such transactions were open-market transactions.
Page 30 of 49 Pages

(d)	The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Shares held by the Farallon Funds as reported herein. Each of the Farallon Individual Reporting Persons is a managing member of the Farallon General Partner. The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of the Shares held by FCIP V as reported herein. Each of the Farallon Individual Reporting Persons is a manager or senior manager, as the case may be, of the FCIP V General Partner. The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of the Shares held by F5MI as reported herein. Each of the Farallon Individual Reporting Persons is a director and/or officer of the general partner of the sole member of the F5MI General Partner.

(e)	Not applicable.

The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)	The dates, number of Shares involved and the price per Share (including commissions) for all transactions in the Shares by the Management Company on behalf of the Managed Accounts in the past 60 days are set forth on Schedule I hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d)	The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Accounts as reported herein. Each of the Farallon Individual Reporting Persons is a managing member of the Management Company.

(e)	Not applicable.

The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)	The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of certain of the Shares held by the Farallon Funds as reported herein. Each of the Farallon Individual Reporting Persons is a managing member of the Farallon General Partner.

(e)	Not applicable.
Page 31 of 49 Pages

The FCIP V General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the FCIP V General Partner is incorporated herein by reference.

(c)	None.

(d)	The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V as reported herein. Each of the Farallon Individual Reporting Persons is a manager or senior manager, as the case may be, of the FCIP V General Partner.

(e)	Not applicable.

The F5MI General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the F5MI General Partner is incorporated herein by reference.

(c)	None.

(d)	The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by F5MI as reported herein. Each of the Farallon Individual Reporting Persons is a director and/or officer of the general partner of the sole member of the F5MI General Partner.

(e)	Not applicable.

The Farallon Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)	The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Shares held by the Farallon Funds as reported herein. The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Accounts as reported herein. The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V as reported herein. The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by F5MI as reported herein. Each of the Farallon
Page 32 of 49 Pages

Individual Reporting Persons is a managing member of both the Farallon General Partner and the Management Company, a manager or senior manager, as the case may be, of the FCIP V General Partner and a director and/or officer of the general partner of the sole member of the F5MI General Partner.

(e)	Not applicable.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds, and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts. The Management Company, as investment adviser to the Managed Accounts, may be deemed to be a beneficial owner of all such Shares owned by the Managed Accounts.  The Farallon General Partner, as general partner of the Farallon Funds other than F5MI and the sole member of the FCIP V General Partner, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds other than F5MI.  The FCIP V General Partner, as general partner of FCIP V, may be deemed to be a beneficial owner of all such Shares owned by FCIP V. The F5MI General Partner, as general partner of F5MI, may be deemed to be a beneficial owner of all such Shares owned by F5MI. Each of the Farallon Individual Reporting Persons, as a managing member of both the Farallon General Partner and the Management Company, a manager or senior manager, as the case may be, of the FCIP V General Partner and a director and/or officer of the general partner of the sole member of the F5MI General Partner, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds and the Managed Accounts.  Each of the Management Company, the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

There is filed herewith as Exhibit A a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 33 of 49 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2017

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P. and
FARALLON CAPITAL (AM) INVESTORS, L.P.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
FARALLON CAPITAL MANAGEMENT, L.L.C.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
FARALLON INSTITUTIONAL (GP) V, L.L.C.
On its own behalf and
As the General Partner of
FARALLON CAPITAL INSTITUTIONAL PARTNERS V, L.P.
By Monica R. Landry, Manager

/s/ Monica R. Landry
FARALLON F5 (GP), L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL F5 MASTER I, L.P.
By Monica R. Landry, Authorized Signatory

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J.M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Fisch, Fried, Kim, Linn, Patel, Roberts, Spokes, Warren and Wehrly authorizing Landry to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13D filed with the Securities and Exchange
Page 34 of 49 Pages

Commission on August 26, 2014 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings Inc., are hereby incorporated by reference.  The Powers of Attorney executed by each of Dreyfuss, Paidipaty and Seybold authorizing Landry to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the Securities and Exchange Commission on January 11, 2017 by such Reporting Persons with respect to the Common Stock of Sky Solar Holdings, Ltd., are hereby incorporated by reference.
Page 35 of 49 Pages

ANNEX 1

Set forth below with respect to the Management Company, the Farallon General Partner, the FCIP V General Partner and the F5MI General Partner is the following information:  (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Management Company and the Farallon General Partner is the following information:  (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)	Managing Members: Andrew J.M. Spokes, Senior Managing Member; Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., William Seybold, Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.

2.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as general partner of investment partnerships and as the sole member of investment partnership general partners
(d)	Delaware limited liability company
(e)	Managing Members: Andrew J.M. Spokes, Senior Managing Member; Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., William Seybold, Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.

3. The FCIP V General Partner

(a)	Farallon Institutional (GP) V, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as general partner of investment partnerships
(d)	Delaware limited liability company
(e)	Managers: Andrew J.M. Spokes, Senior Manager; Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., William Seybold, Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managers
Page 36 of 49 Pages

4.	The F5MI General Partner

(a)	Farallon F5 (GP), L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as general partner of investment partnerships
(d)	Delaware limited liability company
(e)	Directors and/or officers of the general partner of the sole member: Andrew J.M. Spokes, Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., William Seybold, Gregory S. Swart, John R. Warren and Mark C. Wehrly

5.	Managing Members of the Management Company and the Farallon General Partner

(a)	Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., William Seybold, Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	The principal occupation of Andrew J.M. Spokes is serving as Senior Managing Member of both the Management Company and the Farallon General Partner. The principal occupation of each other Managing Member of the Management Company and the Farallon General Partner is serving as a Managing Member of both the Management Company and the Farallon General Partner.
(d)	Each of the Managing Members of the Management Company and the Farallon General Partner, other than Andrew J.M. Spokes and Gregory S. Swart, is a citizen of the United States. Andrew J.M. Spokes is a citizen of the United Kingdom. Gregory S. Swart is a citizen of New Zealand.

None of the Managing Members of the Management Company and the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 37 of 49 Pages

SCHEDULE A

FARALLON CAPITAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
12/8/2016	37,600 (P)	47.15
12/9/2016	8,500 (P)	44.53
12/14/2016	5,400 (P)	40.00
12/19/2016	7,600 (P)	41.85
12/20/2016	10,900 (P)	40.92
12/21/2016	12,900 (P)	39.42
12/22/2016	5,900 (P)	38.31
1/5/2017	11,500 (P)	40.05
1/6/2017	15,100 (P)	42.36
1/9/2017	19,300 (P)	42.69
1/10/2017	19,900 (P)	45.02
1/11/2017	20,200 (P)	44.73
1/12/2017	6,400 (P)	43.00
1/13/2017	9,000 (P)	45.25
1/17/2017	4,800 (P)	44.06

Page 38 of 49 Pages

SCHEDULE B

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
12/8/2016	37,100 (P)	47.15
12/9/2016	9,300 (P)	44.53
12/14/2016	5,600 (P)	40.00
12/19/2016	7,600 (P)	41.85
12/20/2016	10,700 (P)	40.92
12/21/2016	11,400 (P)	39.42
12/22/2016	5,200 (P)	38.31
1/5/2017	10,000 (P)	40.05
1/6/2017	14,600 (P)	42.36
1/9/2017	18,800 (P)	42.69
1/10/2017	18,800 (P)	45.02
1/11/2017	20,200 (P)	44.73
1/12/2017	5,900 (P)	43.00
1/13/2017	7,400 (P)	45.25
1/17/2017	3,900 (P)	44.06

Page 39 of 49 Pages

SCHEDULE C

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
12/8/2016	6,000 (P)	47.15
12/9/2016	1,500 (P)	44.53
12/14/2016	900 (P)	40.00
12/19/2016	1,200 (P)	41.85
12/20/2016	1,900 (P)	40.92
12/21/2016	1,900 (P)	39.42
12/22/2016	900 (P)	38.31
1/5/2017	1,800 (P)	40.05
1/6/2017	2,800 (P)	42.36
1/9/2017	3,500 (P)	42.69
1/10/2017	3,300 (P)	45.02
1/11/2017	3,200 (P)	44.73
1/12/2017	1,000 (P)	43.00
1/13/2017	1,300 (P)	45.25
1/17/2017	700 (P)	44.06

Page 40 of 49 Pages

SCHEDULE D

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.
TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
12/8/2016	5,100 (P)	47.15
12/9/2016	1,300 (P)	44.53
12/14/2016	800 (P)	40.00
12/19/2016	1,100 (P)	41.85
12/20/2016	1,500 (P)	40.92
12/21/2016	1,700 (P)	39.42
12/22/2016	700 (P)	38.31
1/5/2017	1,500 (P)	40.05
1/6/2017	2,100 (P)	42.36
1/9/2017	2,600 (P)	42.70
1/10/2017	2,700 (P)	45.02
1/11/2017	2,700 (P)	44.73
1/12/2017	800 (P)	43.00
1/13/2017	1,200 (P)	45.25
1/17/2017	600 (P)	44.06

Page 41 of 49 Pages

SCHEDULE E

FARALLON CAPITAL INSTITUTIONAL PARTNERS V, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
1/5/2017	3,100 (P)	40.05
1/6/2017	4,000 (P)	42.36
1/9/2017	4,800 (P)	42.68
1/10/2017	4,700 (P)	45.02
1/11/2017	4,500 (P)	44.73
1/12/2017	1,400 (P)	43.00
1/13/2017	2,000 (P)	45.25
1/17/2017	1,000 (P)	44.06
Page 42 of 49 Pages

SCHEDULE F

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
12/8/2016	74,700 (P)	47.15
12/9/2016	16,900 (P)	44.53
12/14/2016	10,700 (P)	40.00
12/19/2016	15,300 (P)	41.85
12/20/2016	21,900 (P)	40.92
12/21/2016	23,700 (P)	39.42
12/22/2016	10,800 (P)	38.31
1/5/2017	20,534 (P)	40.05
1/6/2017	26,666 (P)	42.36
1/9/2017	33,980 (P)	42.70
1/10/2017	35,251 (P)	45.02
1/11/2017	35,069 (P)	44.73
1/12/2017	11,266 (P)	43.00
1/13/2017	15,534 (P)	45.25
1/17/2017	7,900 (P)	44.06

Page 43 of 49 Pages

SCHEDULE G

FARALLON CAPITAL (AM) INVESTORS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
12/8/2016	3,400 (P)	47.15
12/9/2016	800 (P)	44.53
12/14/2016	500 (P)	40.00
12/19/2016	700 (P)	41.85
12/20/2016	1,000 (P)	40.92
12/21/2016	1,100 (P)	39.42
12/22/2016	400 (P)	38.31
1/5/2017	800 (P)	40.05
1/6/2017	1,000 (P)	42.36
1/9/2017	1,300 (P)	42.66
1/10/2017	1,300 (P)	45.02
1/11/2017	1,400 (P)	44.73
1/12/2017	400 (P)	43.00
1/13/2017	600 (P)	45.25
1/17/2017	300 (P)	44.06

Page 44 of 49 Pages

SCHEDULE H

FARALLON CAPITAL F5 MASTER I, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
12/8/2016	4,300 (P)	47.15
12/9/2016	1,100 (P)	44.53
12/14/2016	700 (P)	40.00
12/19/2016	1,000 (P)	41.85
12/20/2016	1,400 (P)	40.92
12/21/2016	1,500 (P)	39.42
12/22/2016	700 (P)	38.31
1/5/2017	1,200 (P)	40.05
1/6/2017	1,500 (P)	42.36
1/9/2017	2,000 (P)	42.69
1/10/2017	2,200 (P)	45.02
1/11/2017	2,300 (P)	44.73
1/12/2017	700 (P)	43.00
1/13/2017	1,000 (P)	45.25
1/17/2017	500 (P)	44.06
Page 45 of 49 Pages

SCHEDULE I

FARALLON CAPITAL MANAGEMENT, L.L.C.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
12/8/2016	2,600 (P)	47.15
12/9/2016	600 (P)	44.53
12/14/2016	400 (P)	40.00
12/19/2016	500 (P)	41.85
12/20/2016	700 (P)	40.92
12/21/2016	800 (P)	39.42
12/22/2016	400 (P)	38.31
1/5/2017	800 (P)	40.05
1/6/2017	1,000 (P)	42.36
1/9/2017	1,300 (P)	42.66
1/10/2017	1,300 (P)	45.02
1/11/2017	1,400 (P)	44.73
1/12/2017	400 (P)	43.00
1/13/2017	700 (P)	45.25
1/17/2017	300 (P)	44.06

Page 46 of 49 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 47 of 49 Pages

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  January 17, 2017

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P. and
FARALLON CAPITAL (AM) INVESTORS, L.P.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
FARALLON CAPITAL MANAGEMENT, L.L.C.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
FARALLON INSTITUTIONAL (GP) V, L.L.C.
On its own behalf and
As the General Partner of
FARALLON CAPITAL INSTITUTIONAL PARTNERS V, L.P.
By Monica R. Landry, Manager

Page 48 of 49 Pages

/s/ Monica R. Landry
FARALLON F5 (GP), L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL F5 MASTER I, L.P.
By Monica R. Landry, Authorized Signatory

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J.M. Spokes, John R. Warren and Mark C. Wehrly

Page 49 of 49 Pages